SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 1999




                               GENTIA SOFTWARE PLC



                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F         X                Form 40-F
                     ------------                      -------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No        X
              --------------                    ---------------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.

                               GENTIA SOFTWARE PLC

Tuition House, St. George's Road                                       Wimbledon
London SW19 4EU
(Nasdaq: GNTI)




AT THE COMPANY:             AT THE FINANCIAL RELATIONS BOARD:
George Sprenkle             For Analyst Info:  Julie Creed (312) 640-6724
Chief Financial Officer     For General Info:  Kelly Lofts (212) 661-8030
44 181 971 4000             For Media Info:  Claudine Cornelis (212) 661-8030

For Immediate Release

                       GENTIA APPOINTS STEVE FLUIN NEW CEO
                       -----------------------------------

LONDON, May 5, 1999 -- Gentia Software (Nasdaq: GNTI), a leading provider of intelligent analytical applications for enterprise-wide deployment, today announced that Paul Rolph has stepped down as Chief Executive Officer, but will remain Chairman of the Board. Effective immediately, Steve Fluin, 44, has assumed the position of Chief Executive Officer and will continue to lead the Company's worldwide sales operations.

         "We are absolutely committed to maximizing shareholder value and reaching break-even during 1999," commented Paul Rolph, Chairman of the Board. "It is clear from our financial results during the last several quarters that the Company is in need of dramatic change and fresh ideas. Since joining Gentia at the beginning of the year, Steve has been the driving force behind the reorganization of our salesforce. He has made significant progress in expanding our channels throughout the world, as noted by our new relationships with Hewlett-Packard, Flexi International and Arthur Andersen. We believe that as CEO, Steve will effectively guide, motivate and unify our associates as we strive to capitalize on the quality and uniqueness of our solutions offerings."

         Prior to joining Gentia in January 1999, Mr. Fluin served for two years as Retek Information Systems's Vice President of Europe, Africa and the Middle East. Retek is a Minneapolis, MN, based software company and subsidiary of HNC Software. Mr. Fluin was charged with creating Retek's European Division from the ground up and during his tenure with the firm, revenues quadrupled in two short years. Previously, Mr. Fluin held a variety of positions with Comshare, during his 15 years with the company. He joined Comshare as a consultant in 1981 and rose to Vice President for Europe in 1991, a position he held until his departure in 1996. Mr. Fluin holds a Higher National Diploma in Business Studies and is an active member of the Institute of Directors.

About the Company

         Gentia Software is the leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategy management, performance measurement and operational analysis solutions. By leveraging the only networked Business Intelligence solution designed for enterprise-wide deployment, Gentia enables a new class of analytical applications, such as the Balanced Scorecard, which ensure information delivery to key decision makers' desktops and browsers throughout an enterprise. Gentia Software's worldwide client list of more than 500 customers includes JP Morgan and Company, Volvo, McDonald's Restaurants, Fortis, Swiss Reinsurance and Sun Microsystems. The Company has headquarters in Boston and London and operates in more than 20 countries worldwide. For additional information about Gentia, visit the Company's Web site at www.gentia.com or call 1-888-4GENTIA or 1-781-224-0750. To receive additional information via fax at no charge, dial 1-800-PRO-INFO and enter code GNTI.

       This news release contains statements of a forward-looking nature relating to the financial performance of Gentia Software. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.